January 12, 2011

Jim B. Rosenberg
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Stellar Pharmaceuticals Inc. (the "Company") Form 10-KSB for fiscal year ended December 31, 2009 File No. 000-31198

In response to your letter sent to the Company by fax on December 13th, 2010, set forth below is the detailed information as requested in your letter.

Issue 1. - Cover Page

The Company incorrectly stated on its Cover Page of 2009 Form 10-K that its securities were registered under Section 12(b) of the Exchange Act.  This form should have shown the securities as registered under Section 12(g) of the Exchange Act.  In addition, the template used for this filing referenced that the Company’s common stock is traded on the NASDAQ Global Market. This reference is incorrect as the Company’s shares were and still are traded on the OTC Bulletin Board.  The Company confirms that the Cover Page for future filings will indicate the proper trading and registration information.

Issue 2.  - Manufacturing, page 9

To date, the Company does not have signed manufacturing agreements with its manufacturers. Until the agreements are finalized, the Company will continue to operate under letters of intent.  These agreements are expected to be completed within the next 30 to 60 days. After the finalization of these agreements, any material terms within the agreements will be disclosed in the Company’s applicable periodic filing.

Issue 3. - Patent and Proprietary Protection. Page 10

The following is the information proposed for inclusion in the Company’s 2010 Form 10-K filing:

The Company currently has patents issued in the United States, Australia, Canada and China for its Uracyst products. Patents issued include a low dose patent in both the United States (Patent No. 6,083,933 - issued 07/04/2000) and Canada (Patent No. 2,269,260 – issued 04/16/1999).  The Company also received approval in Australia (Patent No. 2004212650 B – issued 11/05/2009) China (Patent No. 1758920 – issued 05/26/10) and the United States (Patent No. 7772210 – issued 08/10/10) for its Uracyst high dose patent, entitled "Cystitis Treatment with High Dose Chondroitin Sulfate." The Company currently has patents pending in Canada, parts of Europe, Japan, Hong Kong, India, and Israel for its high dose patent. Uracyst is classified in Canada by TPD as a medical device under the Medical Devices Regulations of the Food and Drugs Act (Canada).

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Issue 4. – Item 10. Directors, Executive Officers and Corporate Governance, page 28

The following is the information proposed for inclusion in the Company’s 2010 Form 10-K filing:

Peter Riehl, President, Chief Executive Officer and Director. Mr. Riehl founded the Company in 1996. Mr. Riehl has over 30 years experience in the Canadian and international pharmaceutical markets. He was a former director of sales and marketing for Fisons Corp. in Canada responsible for the commercial side of its pharmaceutical business in Canada. His experience covers sales, marketing, business development and logistics in the pharmaceutical industry. In 1993, Mr. Riehl was Chairman of the prescription drug sector of the Canadian Wholesale Drug Association. He is also a former director of sales and marketing for Bioniche Life Sciences Inc. Mr. Riehl has been involved in numerous professional and industry related training programs and has a Diploma in Business Administration from Conestoga College, Kitchener and studied marketing at York University, Toronto.  Mr. Riehl was chosen to be a Director in light of his pharmaceutical experience. Mr. Riehl (combined with spousal holdings) is a major shareholder of the Company, holding approximately 14% of the Company’s outstanding shares.

Arnold Tenney, Chairman of the Board and Financial Advisor.  Since 2002, Mr. Tenney has been a financial consultant at Devine Entertainment Corporation ("Devine"), a children and family film production and development company. Prior to his position at Devine, Mr. Tenney was Chief Executive Officer of ARC International Corporation from 1978 to 2000. ARC International Corporation was a developer of indoor ice arenas and tennis clubs, as well as an investment company involved in entertainment and cable television whose shares were traded on the American Stock Exchange until its liquidation in 2000. Mr. Tenney was a director and Chairman of the Board of Cabletel Communications from 1985 to 2000, which is a leading supplier of broadband equipment to the cable television industry whose shares currently trade on both the Toronto and American Stock Exchanges. Mr. Tenney was a director of Ballantyne of Omaha, Inc. from 1988 to 2000 and served as Chairman of the Board from 1992 to 2000. Ballantyne of Omaha, Inc. is a leading manufacturer of commercial motion picture projection equipment whose shares trade on the American Stock Exchange. Mr. Tenney served as a director for Phillip Services Inc., a Canadian metal recycling company, from 1998 to 2000. He served in the capacity as a representative of Mr. Carl Icahn.  Mr. Tenney was chosen to be a Director in light of his experience as a public company director and officer. Mr. Tenney currently has a holding of approximately 4% of the Company’s outstanding shares.

John J. Kime, Director. Mr. Kime has been a Director since December 2000. Mr. Kime is the President and CEO of iBD Advisors Inc., a privately owned Canadian company providing guidance to Canadian and international companies on site location needs and business considerations connected with their plans to locate and expand in North America. Prior to assuming his responsibilities at iBD Advisors, Mr. Kime was the President and CEO of the London Economic Development Corporation, a public/private partnership with responsibility for providing economic development services to the city of London, Ontario, Canada. From 1991 to 1998, Mr. Kime served as Director of International Development for Big ‘O’ Inc., a company engaged in the development of manufacturing technologies used in the control and containment of water, chemicals and other substances. Mr. Kime has a BA from The University of Western Ontario, and is a Chartered Accountant. Mr. Kime has been chosen to be a Director in light of his significant business operating, accounting and financial experience.  Mr. Kime currently has a holding of less than 1% of the Company’s outstanding shares.

John M. Gregory, Director. Mr. Gregory is managing partner of SJ Strategic Investments, LLC. a private, family-owned investment vehicle with a diverse portfolio of public and private investments. Mr. Gregory’s leadership as chairman and CEO of King Pharmaceuticals helped the company grow from a 90-employee family business to an S&P 500 Index company on the New York Stock Exchange with revenues exceeding $1 billion. Mr. Gregory is a graduate from the University of Maryland with a degree in pharmacy.  Mr. Gregory was chosen to be a Director in light of his extensive pharmaceutical and business experience.  Mr. Gregory is currently the largest shareholder of the Company, holding approximately 21% of the Company’s outstanding shares.

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F. Martin Thrasher, Director. Mr. Thrasher is a seasoned international executive. After graduating from the Richard Ivey School of Business, Mr. Thrasher spent over 30 years working around the globe for companies such as General Foods, McCormick & Co, Campbell Soup Co and ConAgra Foods Inc. Mr. Thrasher lived and worked in Canada, Australia, Belgium and the USA. His responsibilities with Campbell included positions as President, International Grocery and President, North America Grocery. At ConAgra, he was President of the Retail Products Co, a $9 billion business with over 30,000 employees. Currently, Mr. Thrasher is President of FMT Consulting, a boutique advisory and consulting firm.  Mr. Thrasher was chosen as a Director in light of his significant international business experience with Fortune 500 companies.

Steven H. Goldman, Director. Mr. Goldman is an accomplished lawyer and business leader who became a Director in April 2010.  He is currently a partner in the Toronto law firm of Goldman Hine LLP.  Before joining that firm, he successfully led the restructuring and turnaround of the Speedy Auto Service and Minute Muffler franchise systems as their President and CEO from December 2007 until December 2009.  Mr. Goldman graduated from Carleton University in 1976 (BA, President’s Medal) and from Queen’s University in 1980 (LLB).  Mr. Goldman was called to the Bar in Ontario in 1982.  He is a member of the Law Society of Upper Canada, the American Bar Association Forum on Franchising, the Ontario Bar Association (Franchise section) and the Turnaround Management Association.  Mr. Goldman was a Director and member of the Company’s audit committee from December 2000 until June 2005, and is a former director of Alegro Health Corp. (now known as Centric Health Corp.). Mr. Goldman was chosen as a Director in light of his practical business and legal experience. Mr. Goldman currently holds approximately 2% of the Company’s outstanding shares.

Issue 5. - Item 11. Executive Compensation, page 31; Termination and Change of Control Benefits, page 33

A copy of Mr. Riehl’s employment agreement accompanies this letter. Mr. Riehl’s employment agreement will be filed as an exhibit to the 2010 Form 10-K.

Issue 6. - Signatures

The Company confirms that Janice Clarke was acting as principal accounting officer for the 2009 Form 10-K filing. The Company also confirms that the 2010 Form 10-K filing will contain the signature of the acting controller or principal accounting officer for that period as per instruction D.2(a) of Form 10-K.

Issue 7. - Report of Independent Registered Chartered Accountants, page F-2

The Company filed on January 12, 2011, an amendment to the 2009 Form 10-K in regards to the deletion of the report of Deloitte & Touche LLP ("Deloitte") previously filed on March 30, 2010.  In this regard, the 2008 Report relates to the audited balance sheets of the Company as of December 31, 2008 and 2007, and the related statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2008.

The Company ceased using Deloitte as its independent accountant after the end of calendar year 2008.   The Company will be unable to obtain the 2008 Report for insertion into the 2009 Form 10-K filing from Deloitte due to a fee dispute between the Company and Deloitte.  The Company’s current independent accountant (McGovern, Hurley, Cunningham, LLP) may not be able to access all of the information required in order to issue the 2008 Report.  Even if the Company’s current independent accountant could access all such required information, the cost of re-conducting an audit is not an inconsequential matter.  Given that the Company will be filing its Form 10-K for the year ended December 31, 2010, less than 80 days from the date of this letter, the Company will at the time of such filing, have audited financial statements covering its two most recently completed fiscal years that fully comply with the applicable requirements of Regulation S-X.  Based on the foregoing, the Company respectfully requests that the SEC Staff not require the inclusion of the 2008 Report in the amended Form 10-K.

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Issue 8. - a) Notes to Financial Statements, page F-7; Note 13. Contingencies and Commitments, page F-20; and License Agreements

In regard to your request to provide comments related to non-significant obligations for agreements with Italy, South Korea and Spain.

The reference to non-significant obligations relates to the Company’s obligation as is relates to Product Diversion, Medical Device Vigilance and Post Market Surveillance.

The Company has no future obligation in regards to providing data which may be required for Territory approval as noted in 2.1.2 and 2.2. of the agreements.

2.1.2
Should the scientific data and documentation currently in Stellar’s possession as of the date of the signing of this License Agreement not be sufficient to gain approval for the product in the Territory the licensee, at their sole discretion, shall bear the cost of any and all development programs necessary to gain approvals from the country regulatory authority.

2.2.	Notwithstanding the foregoing, Stellar shall not be obligated to perform, conduct or financially support any clinical studies or other regulatory studies related to the Product in the Territory.

The Company hereby acknowledges that;

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Janice Clarke
Chief Financial Officer
Stellar Pharmaceuticals Inc.

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EXECUTIVE EMPLOYMENT AGREEMENT

THIS AGREEMENT made as of the 1st day of January, 2007.

B E T W E E N:
STELLAR PHARMACEUTICALS INC., a corporation organized under the laws of the Province of Ontario,

(hereinafter referred to as the "Corporation")

- and -

PETER RIEHL, of the City of London, in the Province of Ontario,

(hereinafter referred to as the "Executive")

RECITALS:

WHEREAS:

A.	The Executive has been an executive of the Corporation since January 2, 1996 and continues to serve, as the President and Chief Executive Officer of the Corporation.

B.	The Corporation wishes to continue to retain the services of the Executive.

C.
Both the Corporation and the Executive wish to formally agree as to the terms and conditions of the continuing employment of the Executive, including the terms and conditions that will govern the termination of the employment of the Executive, including termination in connection with a Control Change (as hereafter defined).

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto, the parties hereby agree as follows:

ARTICLE 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1	Definitions

Where used in this agreement, unless there is something in the context or the subject matter inconsistent therewith, the following terms shall have the following meanings, respectively:

"Annual Salary" means the sum of:

(a)	the aggregate of the annual salary of the Executive, payable to the Executive by the Corporation as at the end of the month immediately preceding the month in which the employment of the Executive is terminated (the "Prior Month") and if an annual salary has not been established, it shall be calculated by multiplying the monthly salary of the Executive in effect for the Prior Month by twelve; and

(b)	an amount equal to the greater of:

i)
the aggregate amount of all remuneration, salaries, bonuses and benefits (including the present cash value of any non-cash remuneration, bonuses or benefits) not included in clause (a) above that the Board in its absolute discretion estimates would be payable to the Executive during the fiscal year of the Corporation in which the Date of Termination occurs, assuming:

(A)	the employment of the Executive is not terminated during such year; and

(B)	the Executive benefits from and participates in such remuneration, salaries, bonuses and benefits on a basis consistent with practices in effect for senior executives of the Corporation;

ii)
one-half of the aggregate amount of all remuneration, salaries, bonuses (including the present cash value of any non-cash remuneration, bonuses or benefits) not included in clause (a) above paid or payable to the Executive by the Corporation during the 24 calendar months immediately preceding the termination of the employment of the Executive; and

iii)
the aggregate amount of all remuneration, salaries, bonuses (including the present cash value of any non-cash remuneration, bonuses or benefits) not included in clause (a) above paid or payable to the Executive in respect of the last completed fiscal year of the Corporation;

"Board" means the board of directors of the Corporation as constituted from time to time;

"Confidential Information" means all confidential records, material and information and copies thereof concerning the business or affairs of the Corporation or any subsidiary thereof including information relating to the shareholders, research and development, present and future, information about or relating to potential business ventures and licences, financial information of all kinds relating to the Corporation's activities, but does not include any of the foregoing which is or becomes a matter of public knowledge, other than through a breach by the Executive of Article 5;

"Constructive Dismissal" means a diminishing of the status or responsibility of the Executive in the Corporation or the Executive being effectively prevented from carrying out his duties and responsibilities in a manner appropriate with that of a senior executive of the Corporation;

"Control Change" means the occurrence of both:

(a)
the acquisition or continued ownership of shares of the Corporation and/or securities ("Convertible Securities") convertible into, exchangeable for or representing the right to acquire shares of the Corporation as a result of which a person, group of persons or persons acting jointly or in concert or persons associated or affiliated (within the meanings of the Business Corporations Act (Ontario)) with any such person, group of persons or any of such persons acting jointly or in concert (collectively, the "Acquirors") beneficially own shares of the Corporation and/or Convertible Securities such that, assuming only the conversion, exchange or exercise of Convertible Securities beneficially owned by the Acquirors, the Acquirors would beneficially own shares of the Corporation that would entitle the holders thereof to cast more than 50% of the votes cast attaching to all shares of the Corporation that may be cast to elect members of the Board; and

(b)
exercise of voting power over all or any such shares of the Corporation so as to cause or result in the election of such number of directors of the Corporation as would constitute a majority of the Board and who were not Incumbent Directors;

"Date of Termination" means the date of termination of the Executive's employment, whether by death of the Executive, by the Executive or by the Corporation;

"Disability" means the Executive's failure to substantially perform his duties on a full-time basis for a period of 6 months out of any 18 month period, where such inability is a result of physical or mental illness;

"Good Reason" shall include, without limitation, the occurrence of any of the following without the Executive's written consent (except in connection with the termination of the employment of the Executive for Just Cause or Disability):

(a)
a change (other than those that are clearly consistent with a promotion) in the Executive's position or duties, responsibilities (including to whom the Executive reports and who reports to the Executive), title or office, which includes any removal of the Executive from or any failure to re-elect or re-appoint the Executive to any such positions or offices;

(b)
a reduction by the Corporation of the Executive's salary, benefits or any other form of remuneration or change in the basis upon which the Executive's salary, benefits or any other form of remuneration payable by the Corporation is determined or any failure by the Corporation to increase the Executive's salary, benefits or other forms of remuneration payable by the Corporation in a manner consistent (both as to frequency and percentage increase) with practices in effect at the time in question with respect to the senior executives of the Corporation;

(c)
any failure by the Corporation to continue in effect any benefit, bonus, incentive, remuneration or compensation plan, stock option plan, pension plan or retirement plan in which the Executive is participating or entitled to participate, or the Corporation taking any action or failing to take any action that would adversely effect the Executive's participation in or reduce his rights or benefits under or pursuant to any such plan, where the Corporation failing to increase or improve such rights or benefits on a basis consistent with practices in effect at the time in question with respect to the senior executives of the Corporation;

(d)
any failure by the Corporation to provide the Executive with the number of paid vacation days to which he was entitled at the time in question or the Corporation failing to increase such paid vacation on a basis consistent with practices in effect at the time in question with respect to the senior executives of the Corporation;

(e)
the Corporation taking any action to deprive the Executive of any material fringe benefit not hereinbefore mentioned and enjoyed by him immediately prior to the time in question, or the Corporation failing to increase or improve such material fringe benefits on a basis consistent with practices in effect at the time in question with respect to the senior executives of the Corporation;

(f)	any breach by the Corporation of any material provision of this agreement;

(g)	the good faith determination by the Executive that Constructive Dismissal of the Executive has occurred; or

(h)
the failure by the Corporation to obtain, in a form satisfactory to the Executive, an effective assumption of its obligations hereunder by any successors to the Corporation, including a successor to a material portion of its business;

"including" means including without limitation;

"Incumbent Director" means any member of the Board who was a member of the Board immediately prior to a Control Change and any successor to an Incumbent Director who is recommended or elected or appointed to succeed an Incumbent Director by the affirmative vote of the Corporation when that affirmative vote includes the affirmative vote of a majority of Incumbent Directors then on the Board;

"Just Cause" means:

(a)
the continued failure by the Executive to substantially perform his duties according to the terms of his employment (other than those: (i) that follow a change (other than those clearly consistent with a promotion) in his position or duties; or (ii) resulting from the Executive's Disability) after the Corporation has given the Executive reasonable written notice of such failure and a reasonable opportunity to correct it;

(b)	the engaging by the Executive in any act that is materially injurious to the Corporation, monetarily or otherwise; or

(c)	the engaging by the Executive in any criminal act of dishonesty resulting or intended to result directly or indirectly in personal gain of the Executive at the Corporation's expense; and

"subsidiary" shall have the meaning ascribed thereto in the Securities Act (Ontario).

1.2	Sections and Headings

The division of this agreement into articles, sections and subsections, the insertion of headings and the provision of a table of contents are for convenience of reference only and shall not affect the interpretation of this agreement.  Unless otherwise indicated, any reference in this agreement to a section or subsection refers to the specified section or subsection of this agreement.

1.3	Number, Gender and Persons

In this agreement, words importing the singular number only shall include the plural and vice versa, words importing gender shall include all genders and words importing persons shall include individuals, corporations, partnerships, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities.

1.4	Entire Agreement

This agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral.  There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, relating to the subject matter hereof except as herein provided.

1.5	Pre-Contractual Representations

The Executive hereby waives any right to assert a claim based on any pre-contractual representations, negligent or otherwise, made by the Corporation.

1.6	Amendments and Waivers

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by both of the parties to this Agreement.  No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in the written waiver, will be limited to the specific breach waived.

1.7	Currency

Unless otherwise expressly provided, all monetary amounts are stated in Canadian funds.

1.8	Governing Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

1.9	Attornment

For the purpose of all legal proceedings this Agreement will be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario will have jurisdiction to entertain any action arising under this Agreement.  The Corporation and the Executive each hereby attorns to the jurisdiction of the courts of the Province of Ontario provided that nothing in this Agreement contained will prevent the Corporation from proceeding at its election against the Executive in the courts of any other province or country.

1.10	Severability

If any provision of this agreement, including the breadth or scope of such provision, shall be held by any court of competent jurisdiction to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall not affect the validity or enforceability of the remaining provisions, or part thereof, of this agreement and such remaining provisions, or part thereof, shall remain enforceable and binding.

ARTICLE 2
EMPLOYMENT AND DUTIES OF EXECUTIVE

2.1	Employment

In accordance with the terms and conditions of this agreement, the Corporation hereby agrees to employ the Executive and the Executive hereby accepts such employment with the Corporation as President and Chief Executive Officer of the Corporation.  The Corporation shall employ the Executive for a period of two years from the date hereof, unless such employment shall be terminated earlier as hereinafter provided.  At the expiry of the said term or automatically extended term, the employment of the Executive shall automatically continue for a further two year period, on the terms and conditions herein contained, unless written notice of non-renewal of this agreement is provided by either the Executive or the Corporation no less than 90 days prior to the expiry of the then current term.

2.2	Director

During the Executive's employment with the Corporation, the Executive agrees to serve as director of the Corporation.

2.3	Place of Employment

The Executive will perform work and services for the Corporation in London, Ontario.  The Executive acknowledges that the performance of his duties and functions may necessitate frequent travel to other locations.

2.4	Duties

The Executive shall serve the Corporation in such capacity or capacities and shall perform such duties and exercise such powers pertaining to the management and operation of the Corporation as may be determined from time to time by the Board consistent with the office of the Executive.

The Executive shall:

(a)	devote his full time and attention to the business and affairs of the Corporation and the subsidiaries of the Corporation;

(b)	perform those duties that may reasonably be assigned to the Executive diligently and faithfully to the best of the Executive's abilities and in the best interests of the Corporation; and

(c)	use his best efforts to promote the interests of the Corporation and its shareholders.

2.5	Reporting Procedures

The Executive shall report to the Board.  The Executive shall report fully on the management, operations, financial and business affairs of the Corporation and advise, to the best of his ability and in accordance with reasonable business standards, on business and financial matters that may arise from time to time during the term of this agreement.

ARTICLE 3
REMUNERATION

3.1	Remuneration

(a)
The annual base salary payable to the Executive for his services hereunder for the first year of the term of this agreement shall be $175,000, exclusive of bonuses, benefits and other compensation.  The Executive's base salary shall be reviewed by the Board annually with a view to determining appropriate annual increases, if any.  The annual base salary payable to the Executive pursuant to the provisions of this subsection shall be payable in monthly instalments in arrears on the last day of each month or in such other manner as may be mutually agreed upon or as may hereafter become the effective practice of the Corporation in effect for senior executives of the Corporation, less, in any case, any deductions or withholdings required by applicable law.

(b)
The Corporation shall provide the Executive with employee benefits comparable to those provided by the Corporation from time to time to other senior executives of the Corporation and shall permit the Executive to participate in any stock option plan, share purchase plan, retirement plan, executive bonus plan or similar plan offered by the Corporation from time to time to its senior executives in the manner and to the extent authorized by the Board.

3.2	Vacation

The Executive shall be entitled to four weeks paid vacation in each calendar year. Such vacation entitlement will be pro rated for any part of a calendar year.  The Executive will take his vacation at a time or times reasonable for each of the Corporation and the Executive in the circumstances.

3.3	Expenses

The Executive shall be reimbursed for all reasonable travel and other out-of-pocket expenses actually and properly incurred by the Executive from time to time in connection with carrying out his duties hereunder.  For all such expenses, the Executive shall furnish to the Corporation originals of all vouchers, receipts, statements, invoices or other reasonable details of expenses in respect of which the Executive seeks reimbursement.  Notwithstanding the foregoing, the Executive shall retain a personal assistant to assist him with his employment related duties but the costs of such assistant shall be borne solely by the Executive.

3.4	Legal Expenses

The Corporation will reimburse the Executive on demand for all reasonable out-of–pocket expenses incurred by him for independent legal advice and services in connection with the negotiation, execution, interpretation and enforcement of this Agreement and the employment arrangements contemplated by this Agreement.

ARTICLE 4
TERMINATION OF EMPLOYMENT

4.1	Termination for Disability/Death

This agreement may be immediately terminated by the Corporation by notice to the Executive if the Executive suffers a Disability and shall terminate without notice upon the death of the Executive.

4.2	Termination by Corporation for Just Cause; Termination by Executive other than for Good Reason

If the Executive's employment is terminated by the Corporation for Just Cause or is terminated by the Executive other than for Good Reason, the Executive shall not be entitled to any compensation, termination allowance or severance payment other than compensation earned by the Executive before the Date of Termination calculated pro rata up to and including the Date of Termination and reimbursement for expenses incurred up to the Date of Termination and the Corporation shall have no further obligations to the Executive under this agreement.

4.3	Severance Payments

If the Executive's employment is terminated: (i) by the Corporation for any other reason other than for Just Cause, Disability or death; (ii) by the Executive for Good Reason; or (iii) by the Executive with or without reason during the six month period immediately following a Control Change, the Executive shall be entitled to the following:

(a)
the Corporation shall pay to or to the order of the Executive by certified cheque within 10 days after the Date of Termination an amount equal to twice the Annual Salary, subject to any applicable deductions;

(b)
if the Executive holds any options, rights, warrants or other entitlements for the purchase or acquisition of shares in the capital of the Corporation (collectively, "Rights"), all such rights shall vest immediately and continue to be available for exercise for a period of 30 days following Date of Termination, after which any such Rights shall be void and of no further force and effect;

(c)	the Corporation shall pay to the Executive all outstanding and accrued regular and vacation pay and expenses to the Date of Termination;

the foregoing payments are payable and to be paid to the Executive without any obligation on the part of the Executive to mitigate his damages flowing from the termination of his employment.

4.3	Termination Claims

Upon any termination of the Executive's employment by the Corporation in compliance with this Agreement, subject always to the Executive being free to object that his employment was not terminated for cause, or upon any termination of the Executive's employment by the Executive, the Executive will have no action, cause of action, claim or demand against the Corporation, any related or associated corporations or any other person as a consequence of such termination, and the Executive will be required to sign an appropriate release releasing the Corporation, its subsidiaries and their respective directors, officers, shareholders, employees and agents from any and all such actions, causes of action, claims and demands.

4.4	Resignation as Director and Officer

Upon any termination of the Executive's employment under this Agreement, the Executive will execute forms of resignation indicating his resignation as a director and officer of the Corporation, if applicable.

ARTICLE 5
CONFIDENTIALITY

5.1	Confidentiality

The Executive hereby acknowledges and agrees that:

(a)
in the course of performing his duties and responsibilities prior to the date hereof and from and after the date hereof as an officer and director of the Corporation and its subsidiaries, he has had and will continue in the future to have access to and has been and will be entrusted with Confidential Information, the disclosure of any of which to competitors of the Corporation or to the general public, or the use of same by the Executive or any competitor of the Corporation, would be highly detrimental to the interests of the Corporation;

(b)
in the course of performing his duties and responsibilities for the Corporation and its subsidiaries, the Executive has been and will continue in the future to be a representative of the Corporation to its shareholders, potential investors in the Corporation and service providers and as such has had and will continue in the future to have significant responsibility for maintaining and enhancing the goodwill of the Corporation and its subsidiaries with such persons;

(c)
the Executive, as a director and an officer of the Corporation and its subsidiaries, owes fiduciary duties to the Corporation and its subsidiaries, including the duty to act in the best interests of the Corporation and its shareholders; and

(d)
the right to maintain the confidentiality of the Confidential Information, and the right to preserve the goodwill of the Corporation constitute proprietary rights of the Corporation, which the Corporation is entitled to protect.

In acknowledgement of the matters described above and in consideration of the payments to be received by the Executive pursuant to this agreement, the Executive hereby agrees that, in the event that the employment of the Executive with the Corporation is terminated for any reason whatsoever (including termination by the Executive for Good Reason or termination by the Corporation other than for Just Cause), he will not, at any time, directly or indirectly disclose to any person or in any way make use of (other than for the benefit of the Corporation and its subsidiaries), in any manner, any of the Confidential Information.

5.2	Disclosure

During the term of employment of the Executive with the Corporation, the Executive shall promptly disclose to the Board full information concerning any interest, direct or indirect, of the Executive (as owner, shareholder, partner, lender or other investor, directors, officer, employee, consultant or otherwise) or any member of his family in any business that is reasonably known to the Executive to purchase or otherwise obtain services, property or products from, or to sell or otherwise provide services, property or products to the Corporation or any of its subsidiaries or to any of their suppliers.

5.3	Return of Materials

On termination of the Executive's employment for any reason whatsoever (including termination by the Executive for Good Reason or termination by the Corporation other than for Just Cause), the Executive agrees to deliver promptly to the Corporation all files, forms, books, materials, written correspondence, memoranda, documents, software products and lists of any nature whatsoever pertaining to the business of the Corporation and its subsidiaries in the possession of the Executive or directly or indirectly under the control of the Executive and not to make for his personal or business use or that of any other person, reproductions or copies of any such property or other property of the Corporation or its subsidiaries.

5.4	Enforceability

The Executive hereby confirms and agrees that the covenants and restrictions pertaining to the Executive contained in this agreement, including those contained in this Article 5, are reasonable and valid and hereby further acknowledges and agrees that the Corporation would suffer irreparable injury in the event of any breach by the Executive of his obligations under any such covenant or restriction.  Accordingly, the Executive hereby acknowledges and agrees that damages would be an inadequate remedy at law in connection with any such breach and that the Corporation shall therefore be entitled to temporary and permanent injunctive relief enjoining and restraining the Executive from any such breach.

ARTICLE 6
NON-COMPETITION AND NON-SOLICITATION

6.1	Non-Competition

(a)
The Executive will not, without the prior written consent of the Corporation, at any time for a period of two years following the termination of the Executive’s employment under this Agreement for whatever reason and with or without cause, either individually or in partnership or jointly or in conjunction with any person as principal, agent, employee, shareholder (other than a holding of shares listed on a Canadian or United States stock exchange that does not exceed 10% of the outstanding shares so listed) or in any other manner whatsoever carry on or be engaged in or be concerned with or interested in or advise, lend money to, guarantee the debts or obligations of or permit his name or any part of his name to be used or employed by any person engaged in or concerned with or interested in within Canada; in any business of which would compete with the Corporation.

(b)	The Executive confirms that all restrictions in Section 6.1(a) are reasonable and valid and that the Executive waives all defences to the strict enforcement of such restrictions by the Corporation.

6.2	Non-Solicitation

(a)
The Executive will not, without the prior consent of the Corporation, during the term of his employment or at any time for a period of two years following the termination of the Executive’s employment under the Agreement for whatever reason and with or without cause, either individually, or in partnership, or jointly, or in conjunction with any person as principal, agent, employee or shareholder (other than a holding of shares listed on a Canadian or United States stock exchange that does not exceed 10% of the outstanding shares so listed) or in any other manner whatsoever on his own behalf or on behalf of anyone competing or endeavouring to compete with the Corporation, directly or indirectly solicit, or gain the custom of, interfere with or endeavour to entice away from the Corporation any person that:

i)	is a client/customer of the corporation at the Date of Termination for whatever reason of this Agreement and with whom the Executive dealt during the Executive’s employment;

ii)	was a client/customer of the Corporation at any time during the last two years of the Executive’s employment at the Corporation and with whom the Executive dealt during the Executive’s employment; or

iii)
has been pursued as a prospective client/customer by or on behalf of the Corporation at any time within one year prior to the Date of Termination of this Agreement for whatever reason and in respect of whom the Corporation has not determined to cease all such pursuit;

nor will the Executive interfere with or entice away any person who is an employee of the Corporation at the Date of Termination for whatever reason.

(b)
The Executive confirms that all restrictions in Section 6.2(a) are reasonable and valid and that the Executive waives all defences to the strict enforcement of such restrictions in Section 6.2(a) by the Corporation.

(c)
Sections 6.2(a)(i), (ii) and (iii) are each separate and distinct covenants, severable one from the other and if any such covenant or covenants are determined to be invalid or unenforceable, such invalidity or unenforceability will attach only to the covenant or covenants as determined and all other such covenants will continue in full force and effect.

6.3	Breach

Any breach of the provisions of Sections 6.1(a) or 6.2(a) by the Executive will result in material and irreparable harm to the Corporation although it may be difficult for the Corporation to establish the monetary value flowing from such harm.  The Executive therefore agrees that the Corporation, in addition to being entitled to the monetary damages which flow from the breach, will be entitled to injunctive relief in a court of appropriate jurisdiction in the event of any breach or threatened breach by the Executive of any of the provisions of Sections 6.1(a) or 6.2(a). In addition, the Corporation will be relieved of any further obligations to make any payments to the Executive or provide him with any benefits as outlined in Section 4.3, except those in Sections 4.3(c), in the event of a breach by the Executive of any of the provisions of Sections 6.1(a) or 6.2(a).

ARTICLE 7
ARBITRATION

7.1	Submission to Arbitration

The Executive and the Corporation agree that any dispute or controversy in connection with this Agreement, including its interpretation, will be conclusively settled by submission to arbitration (the "Arbitration") in accordance with the rules of arbitration of the Arbitration Act

(Ontario) as amended from time to time.  The Arbitration will be conducted in the City of London before a single arbitrator mutually agreeable to the parties (the "Arbitrator").  The initial costs of the Arbitrator will be born equally by the parties.  The Arbitrator shall have the power to award costs in his or her discretion in making his or her award or decision.  Nothing in this clause prohibits the Corporation from seeking injunctive relief against the Executive as referenced in this Agreement.

ARTICLE 8
GENERAL

8.1	No Assignment

The Executive may not assign, pledge or encumber the Executive's interest in this agreement nor assign any of the rights or duties of the Executive under this agreement without the prior written consent of the Corporation.

8.2	Successors

This agreement shall be binding on and enure to the benefit of the successors and assigns of the Corporation and the heirs, executors, personal legal representatives and permitted assigns of the Executive.

8.3	Deductions

The Corporation will deduct all statutory deductions from any amounts to be paid to the Executive under this Agreement.

8.4	Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and either delivered by hand or mailed by prepaid registered mail.  At any time other than during a general discontinuance of postal service due to strike, lock-out or otherwise, a notice so mailed shall be deemed to have been received three business days (being any days other than Saturdays, Sundays and statutory holidays in the City of Toronto, Ontario) after the postmarked date thereof or, if delivered by hand, shall be deemed to have been received at the time it is delivered.  If there is a general discontinuance of postal service due to strike, lock-out or otherwise, a notice sent by prepaid registered mail shall be deemed to have been received three business days after the resumption of postal service.  Notices shall be addressed as follows:

(a)	If to the Corporation:

544 Egerton St.
London, Ontario
N5W 3Z8

Attention:  Chief Financial Officer

(b)	If to the Executive:

Peter Riehl
14 Exmoor Pl.
London, Ontario
N5X 3W2

8.5	Legal Advice

The Executive hereby represents and warrants to the Corporation and acknowledges and agrees that he had the opportunity to seek and was not prevented nor discouraged by the Corporation from seeking independent legal advice prior to the execution and delivery of this agreement and that, in the event that he did not avail himself of that opportunity prior to signing this agreement, he did so voluntarily without any undue pressure and agrees that his failure to obtain independent legal advice shall not be used by him as a defence to the enforcement of his obligations under this agreement.

IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the date first above written.
STELLAR PHARMACEUTICALS INC.

	Per:	/s/ John Kime
Authorized Signing Officer

/s/ Janice Clarke		/s/ Peter Riehl
Signature of Witness:		Peter Riehl

Janice Clarke
Name of Witness:

Mt Brydes, Ontario
Address of Witness:

STELLAR PHARMACEUTICALS INC.

- and -

PETER RIEHL

EXECUTIVE EMPLOYMENT AGREEMENT

made as of January 1, 2007

TABLE OF CONTENTS

Article 1 DEFINITIONS AND PRINCIPLES OF INTERPRETATION		1
1.1	Definitions	1
1.2	Sections and Headings	5
1.3	Number, Gender and Persons	5
1.4	Entire Agreement	5
1.5	Pre-Contractual Representations	5
1.6	Amendments and Waivers	5
1.7	Currency	5
1.8	Governing Law	6
1.9	Attornment	6
1.10	Severability	6

Article 2 EMPLOYMENT AND DUTIES OF EXECUTIVE		6
2.1	Employment	6
2.2	Director	6
2.3	Place of Employment	6
2.4	Duties	7
2.5	Reporting Procedures	7

Article 3 REMUNERATION		7
3.1	Remuneration	7
3.2	Vacation	8
3.3	Expenses	8
3.4	Legal Expenses	8

Article 4 TERMINATION OF EMPLOYMENT		8
4.1	Termination for Disability/Death	8
4.2	Termination by Corporation for Just Cause; Termination by Executive other than for Good Reason	8
4.3	Severance Payments	9
4.4	Termination Claims	9
4.5	Resignation as Director and Officer	9

Article 5 CONFIDENTIALITY		9
5.1	Confidentiality	9
5.2	Disclosure	10
5.3	Return of Materials	10
5.4	Enforceability	11

Article 6 NON-COMPETITION AND NON-SOLICITATION		11
6.1	Non-Competition	11
6.2	Non-Solicitation	11
6.3	Breach	12

Article 7 ARBITRATION		12
7.1	Submission to Arbitration	12

Article 8 GENERAL		13
8.1	No Assignment	13
8.2	Successors	13
8.3	Deductions	13
8.4	Notices	13
8.5	Legal Advice	14